

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

<u>Via Email</u>

Daniel Pimentel Slaviero
Companhia Paranaense de Energia – Copel
Rua Coronel Dulcídio, 800, 3rd floor – 80420.170
Curitiba, Paraná, Brazil

> **Re: Companhia Paranaense de Energia – Copel**
> **Schedule TO-I**
> **Filed on March 22, 2021**
> **File No. 005-52511**

Dear Mr. Slaviero:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

1. We note that you have selected the box indicating that this transaction is a "going private transaction subject to Rule 13e-3." Although a combined Schedule TO and Schedule 13E-3 filing under cover of Schedule TO is permitted pursuant to General Instruction J, both schedules must be identified in the cover page of the combined filing and the EDGAR filing tag must identify both schedules. See Release No. 34-42055 (Oct. 22, 1999) at footnotes 143 and 144. Please revise accordingly, as both the filing's cover page and EDGAR tag currently only reflect a Schedule TO.

<u>Item 10</u>

2. Financial information has been incorporated by reference from the Offer to Convert, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F to Schedule TO, an express reference must be made to a document that explicitly contains the required information. Under Item 12 of Schedule TO and

corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Item 13

3. We note that the "Schedule 13E-3 Item 7. Purposes, Alternatives, Reasons and Effects" line item incorporates by reference Section 15 of the Offer to Convert. That section does not appear to include the disclosures required by Item 1013(b), (c) and (d) of Regulation M-A. Please either advise us as to where in the Offer to Convert those disclosures are set forth or revise the Offer to Convert to include such disclosures. Please also revise Item 13 of the Schedule TO to incorporate by reference those disclosures from the appropriate section of the Offer to Convert. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 7 be disclosed in the statement sent to security holders.

4. We note that paragraphs (a), (b), (c), (d) and (e) of the "Schedule 13E-3 Item 8. Fairness of the Transaction" line item incorporate by reference Section 16 of the Offer to Convert. Paragraph (d) also incorporates by reference Section 15 of the Offer to Convert, and paragraph (f) states "Not applicable." Those sections of the Offer to Convert do not appear to include the disclosures required by Item 1014(c), (d) and (f) of Regulation M-A. Please either advise us as to where in the Offer to Convert those disclosures are set forth or revise the Offer to Convert to include such disclosures. Please also revise Item 13 of the Schedule TO to incorporate by reference those disclosures from the appropriate section of the Offer to Convert. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 8 be disclosed in the statement sent to security holders.

5. We note that the "Schedule 13E-3 Item 9. Reports, Opinions, Appraisals and Negotiations" line item does not include cross references to any sections of the Offer to Convert. Please either advise us as to where in the Offer to Convert the disclosures required by Item 1015 of Regulation M-A are set forth or revise the Offer to Convert to include such disclosures. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 9 be disclosed in the statement sent to security holders.

6. Pursuant to Item 15 of Schedule 13E-3, please furnish the information required by Item 1011(c) of Regulation M-A. Note that General Instruction E to Schedule 13E-3 requires that negative responses to any disclosure required under Item 15 be disclosed at least in the Schedule 13E-3.

Exhibit (a)(1)(A) – Offer to Convert

General

7. Please revise the Offer to Convert to comply with Rule 13e-3(e)(ii).

8. Please disclose the information required by Rule 13e-3(e)(iv) in the appropriate section of the Offer to Convert.

9. We note the following statement on page 7 of your exemptive request letter dated March 17, 2021, available at https://www.sec.gov/divisions/corpfin/cf-noaction/2021/copel-incoming-letter-031721.pdf: "[T]he Company believes that the Schedule TO adequately discloses any risks of participating in the Brazilian Offer." Please either identify such risk disclosure in your response letter or revise the Offer to Convert to include such risk disclosure.

10. We note the following statements throughout the Offer to Convert:

   - "If the Conversion Offer is completed, all outstanding Preferred ADSs will represent Units."
   - "If the Common Conversion Offer is completed, all outstanding Common ADSs will represent Units."
   - "The Preferred ADS Deposit Agreement and the Common ADS Deposit Agreement will each be amended to provide, effective upon the completion of the Conversion Offers, for a single A&R Deposit Agreement, and each ADS will represent one Unit."

   Please revise or supplement these statements to clarify, if true, that Preferred ADSs and Common ADSs will be converted into Unit ADSs at the same five-to-one ratio as Preferred Class B Shares and Common Shares tendered into the Conversion Offers in exchange for Units.

11. See the preceding comment. Given the five-to-one conversion ratio, please clarify, in the appropriate section of the Offer to Convert, the consideration that holders of Preferred ADSs and/or Common ADSs will receive if the number of Preferred Class B Shares and/or Common Shares represented by such ADSs is not an integral multiple of five.

Summary Term Sheet, page 1

12. We note the following statement on page 4 and repeated elsewhere in the Offer to Convert: "If the Unitization is completed, the Preferred ADSs will become Unit ADSs and will continue to be listed." This implies a continuity in listing between the Preferred ADSs and the Unit ADSs, rather than a delisting of the Preferred ADSs followed by a

new listing of the Unit ADSs. We note, however, that page 4 of your exemptive request letter indicates that "[i]f the Conversion Offers are consummated, Unit ADSs will trade on the NYSE, and Class B ADSs will no longer trade on the NYSE." Please advise or revise your disclosure appropriately.

13. Page 6 discloses certain trading prices of the Preferred Class B Shares on the NYSE. With a view towards disclosure, please clarify whether the Preferred Class B Shares are listed on the NYSE, as the last two paragraphs on page 18 indicate that the Preferred Class B Shares are listed on B3 and only the Preferred ADSs are listed on the NYSE.

Section 2. Procedures for Accepting the Conversion Offer and Converting Preferred Class B Shares, page 11

14. Given the Conversion Offer's five-to-one conversion ratio, please clarify whether Preferred Shareholders must tender a number of Preferred Class B Shares that is an integral multiple of five or if fractional Units will be issued if a Preferred Shareholder tenders a number of Preferred Class B Shares that is not an integral multiple of five.

15. On page 12, you indicate that your determinations as to "the form of documents and the validity, form, eligibility and acceptance" of tendered Preferred Class B Shares and Preferred ADSs and your "interpretation of the terms of the Conversion Offer" will be "final and binding" on all parties. Please revise these statements to remove the implication that shareholders may not challenge your determinations in a court of competent jurisdiction. Please also make corresponding revisions the similar statement on page 13.

Section 4. Condition to Conversion Offer and Effectiveness of Conversion, page 13

16. We note the following statement: "The Conversion Offer is conditioned on the aggregate number of Units issuable as a result of the Conversion Offers (taken together) attaining 229,122,878." Please disclose whether the Units represented by Unit ADSs that are convertible from Preferred ADSs and Common ADSs at the Expiration Date will be included in the calculation of "the aggregate number of Units issuable" for purposes of determining whether the Minimum Participation Condition has been met.

17. Please also revise your disclosure to clarify the date as of which satisfaction of the Minimum Participation Condition will be measured. Note that all offer conditions other than conditions related to receipt of regulatory approvals necessary to consummate the offer must be satisfied or waived as of the expiration of the offer.

18. You indicate that 229,122,878 Units would represent "approximately 60% of the total capital stock, excluding from the denominator all shares owned by the State." Please clarify how this percentage is being calculated. For example, if the numerator is the number of Preferred Class B Shares and Common Shares represented by such Units and

the denominator is the aggregate number of Preferred Class B Shares and Common Shares outstanding (including those represented by Units and those not represented by Units), please disclose as much.

19. You indicate that you "will determine whether all conditions to the Conversion Offer have been met" promptly following the Expiration Date. Please advise us whether there are any conditions to the Conversion Offer other than the Minimum Participation Condition. If so, please disclose such additional conditions in this section of the Offer to Convert.

Section 5. Fees and Expenses, page 13

20. Please provide the disclosure required by Item 1007(c) of Regulation M-A.

Section 6. Issuance of Units, page 14

21. We note the following statement: "It will take up to five business days after the Expiration Date for you to receive the Units to be delivered in connection with the conversion of your Preferred Class B Shares." Please provide us with your analysis as to how the Conversion Offer complies with the prompt payment provision of Rule 14e-1(c). In responding to this comment please refer to Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45. We also note that page 6 of your exemptive request letter states that "[h]olders will receive Units and Unit ADSs to be issued and delivered in connection with the conversion of Class B Preferred Shares and Preferred ADSs, respectively, no later than three Business Days after expiration of the Class B Conversion Offer."

Section 10. Description of Capital Stock, page 21

22. Please revise this section to clarify whether holders of Units will be entitled to the various rights assigned to the Preferred Class B Shares and Common Shares underlying their Units that are described in this section.

Section 14. Selected Financial Information, page 37

23. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2), (3) and (5). See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Section 16. Fairness of the Conversion Offer, page 40

24. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13, 1981). Please revise this section to either include a discussion of each factor described in Instruction 2 to Item 1014 or explain why each such factor was not deemed material or relevant.

25. Please revise paragraph (i) of this section to clarify how your financial condition and results of operation supports your belief that the Conversion Offer is fair to your unaffiliated holders. See Instruction 3 to Item 1014 of Regulation M-A.

Section 21. Miscellaneous, page 42

26. We note the following statement: "If, after making such good faith effort, we cannot comply with any such law, the Conversion Offer will not be made to (nor will elections to convert Preferred Class B Shares be accepted from or on behalf of) the holders of Preferred Class B Shares in that jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Preferred Class B Shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Release No. 34-58597 (September 19, 2008).

* * *

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Nicolas Grabar, Esq.
       Cleary Gottlieb Steen & Hamilton LLP